This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Bassett Ventures Inc.

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

December 30th, 2005

Item 3.

Press Release

December 30, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Vancouver, BC: Bassett Ventures Inc. (CNQ: BAVI.U and OTCBB: BAVNF) announces the completion of a private placement of 1,500,000 shares at a price of $0.10 per share for gross proceeds of $150,000. The proceeds will be used for general working capital purposes.

Item 5.

Full Description of Material Change

See attached press release

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar

Peeyush Varshney

President

Corporate Secretary

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 30th day of December 2005.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration